UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*
Forest Oil Corporation
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
346091705
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)
[   ]       Rule 13d-1(c)
[   ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346091705

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Kensico Capital Management Corp. 13-4079277
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	7,743,100
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	7,743,100
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,743,100
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		6.5%
12.	Type of Reporting Person		CO, IA

CUSIP No. 346091705

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Michael B. Lowenstein
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	7,743,100
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	7,743,100
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,743,100
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		6.5%
12.	Type of Reporting Person		IN, HC

CUSIP No. 346091705

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)		Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	7,743,100
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	7,743,100
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		7,743,100
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		6.5%
12.	Type of Reporting Person		IN, HC

CUSIP No. 346091705

Schedule 13G

Item 1(a).                      Name of Issuer:

Forest Oil Corporation

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

707 17th Street, Suite 3600 Denver, CO 80202

Item 2(a).                      Name of Persons Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Kensico Capital Management Corp. (“KCM”);
(ii) Michael B. Lowenstein (“Mr. Lowenstein”); and
(iii) Thomas J. Coleman (“Mr. Coleman”).
The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

KCM is a registered investment adviser to certain affiliated funds (the “Funds”) that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity KCM has voting and dispositive power over such shares. Mr. Lowenstein and Mr. Coleman are the Co-Presidents of KCM.

Item 2(b).                      Address of Principal Business Office:

For each Reporting Person:
55 Railroad Avenue, 2nd Floor Greenwich, Connecticut 06830

Item 2(c).                      Citizenship:

KCM is a Delaware corporation. Mr. Lowenstein and Mr. Coleman are U.S. citizens.

Item 2(d).                      Title of Class of Securities:

Common Stock, $0.10 par value

CUSIP No. 346091705

Item 2(e).                      CUSIP Number:

346091705

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

[ ]	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.                          Ownership.

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.  Ownership is stated as of December 31, 2012 and ownership percentages are based on 118,356,478 shares of Common Stock outstanding as of October 24, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2012.

CUSIP No. 346091705

Item 5.                      Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                      Notice of Dissolution of a Group.

Not Applicable.

Item 10.                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 346091705

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2013

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Name: Michael B. Lowenstein, Authorized Signatory
MICHAEL B. LOWENSTEIN /s/ Michael B. Lowenstein

THOMAS J. COLEMAN /s/ Thomas J. Coleman

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit (the “Schedule 13G”), and any amendments thereto, is and will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated:  February 13, 2013

KENSICO CAPITAL MANAGEMENT CORP.
By:	/s/ Michael B. Lowenstein
Name: Michael B. Lowenstein, Authorized Signatory
MICHAEL B. LOWENSTEIN /s/ Michael B. Lowenstein

THOMAS J. COLEMAN /s/ Thomas J. Coleman